Property of Supercom © 2013
ROADSHOW PRESENTATION
DECEMBER 2013
Issuer Free Writing Prospectus dated December 9, 2013
Filed pursuant to Rule 433
Relating to Preliminary Prospectus dated December 9, 2013
Registration Statement No. 333-189810

Property of Supercom © 2013
▪ Forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Supercom Corporation
 (Supercom) and/or its subsidiaries collective the company, to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: product and technology development; the uncertainty of the market for Supercom's products; changing economic conditions;
 delay, cancellation or non-renewal, in whole or in part, of contracts or of purchase orders (including as a result of budgetary cuts resulting from automatic sequestration under the Budget Control Act of 2011);
 and other risk factors detailed in Supercom's most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and other filings with the Securities and Exchange Commission. Supercom assumes no obligation to update the information in this release. Reference to the Company's website in this presentation does not constitute incorporation of any of the information thereon into this presentation. The factors listed above are not all-inclusive, and further information is contained in
 Supercom’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange
 Commission. The factors listed above are not all‐inclusive, and further information is contained in the
         Company’s latest annual report on Form 20‐F, which is on file with the U.S. Securities and Exchange
         Commission and in its Preliminary Prospectus dated December 9, 2013. All forward looking statements speak only as of the date of this release. Supercom does not  undertake to update its forward-looking statements.

SAFE HARBOR STATEMENT

Property of Supercom © 2013
FREE WRITING PROSPECTUS STATEMENT
This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing.
We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at http://sec.gov. The preliminary prospectus, dated December 9, 2013, is available on the SEC Web site at
http://www.sec.gov/cgi-bin/browse-edgar?company=supercom&owner=exclude&action=getcompany
Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY
10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.

Property of Supercom © 2013
OFFERING SUMMARY
Issuer	SuperCom Ltd.
Exchange / Symbol	NASDAQ / SPCB
Offering Size	• 3,000,000 Ordinary Shares • Approximately $14 million
Over-Allotment Option	15%
Listing	NASDAQ Capital Market
Use of Proceeds	• Funding the purchase of OTI’s SmartID Division; • Working capital needs associated with eID contracts we are bidding on; • other general corporate purposes.
Sole Book-Runner	Aegis Capital Corp.

Property of Supercom © 2013
End-to-end suite of e-ID & RFID products
that eliminate the need to integrate multiple platforms and enable easy operation and deployment
WHAT WE DO
Electronic ID
Profitable, Growing and Cash Generating
Future Engines of Growth
National IDs, Driver Licenses, Passports & e-Govt
RFID (Radio Frequency Identification)
Animal Intelligent
Public Safety
Technology & Knowhow

Property of Supercom © 2013
 Arie Trabelsi - CEO
 •28 years extensive experience in the Wireless,
 Internet and Communication Industries
 •Led multiple highly synergistic acquisitions, mergers,
 corporate restructurings and public offerings
 •Led SuperCom’s full  turnaround to profitability
 •BSc and MSc in Electrical & Computer Engineering
EXPERIENCED MANAGEMENT TEAM
 Doron Ilan - CFO
 • Former CFO of 012 Smile Telecom [BCOM]
 • Led the successful merger and NASDAQ IPO of
 012 Smile
 • A wealth of experience in corporate finance,
  mergers & acquisitions and public offerings
 • 5 years experience at PWC
 • MBA & CPA
 •Formerly CTO of OTI
 SmartID division
 •Expert in Smart
 card, ID and e-ID
 technology
Igor Merling
CTO
Amir Shemesh
VP, EM
 •Formerly director at
 3M’s EM Division
 •Expert in Electronic
 Monitoring for Public
 Safety
 Roni Goldzweig
 VP, Engineering
 Formerly, Director
 EMEA operations  at
 FreeScale
 Semiconductor Israel
Mark Riaboy
VP Nat. Project
 •Successfully led a
 National Multi-ID
 project since 1995
 •ID Technologies
 expert
Sagiv Zeltser
R&D New Products
 Formerly, Chief
 New Technologies
 Group at 3M’s EM
 Division
OTHER KEY TEAM MEMBERS
 Ordan Trabelsi - VP BD and US Operations
 • Formerly 5 years as Founder & CEO of Klikot.com,
 a global big data internet company
 • Security R&D Leader - Israeli intelligence unit
 • Columbia University - MBA w/ distinction
 • Technion - BSc. Comp. Eng. w/ distinction
 •Experience in the
 Security Industry
 •Experience in
 operations , integration
 of RFID technologies
Brenda Gebhardt
President, PureRFid

Property of Supercom © 2013
▪ Successful turnaround with significant upside potential
▪ Attractive profit margins: gross margin > 80%, operating margin > 25%
▪ Positive, growing free cash flow
 ▪ Minimal capex requirements, $50M NOL tax shield
▪ Highly synergistic pending acquisition of OTI’s SmartID Division
▪ Pro-Forma 2012 revenues of $26.2m1 & net income of $8.3m1
▪ Stable, sticky long-term contracts combined with growth engine
 ▪ Government contracts with high switching costs
▪ Leading technology in e-ID and RFID (e-tracking, e-Monitoring)
 ▪ Proprietary IP, including 7 patents in the post-acquisition business
▪ Management incentives aligned with shareholders
INVESTMENT HIGHLIGHTS
1. Pro-forma financials includes the results of Supercom and the assumed merged of the OTI SmartID division.
 See also pro-forma statement of operations on slide # 26.

Property of Supercom © 2013
▪ Supercom signed a definitive agreement to purchase OTI’s
 SmartID division - Supercom’s biggest competitor.
▪ Attractive Price Ratio - 3.5x /EBITDA
 ▪ OTI Contribution to SuperCom’s EBITDA* = $4.8M
 ▪ Fair value of acquisition cost = $17M
▪ Favorable Purchase Price Allocation
 ▪ $10m cash payments in first 12 months
 ▪ Additional earn out of up to $12.5m
▪ Deal is currently going through due-diligence and closing expected shortly
SMARTID ACQUISITION-OVERVIEW
*  OTI’s contribution  to SuperCom’s EBITDA is calculated as the sum of: OTI SmartID division’s EBITDA and the Pro Forma Adjustments to EBITDA, as presented and calculated in the reconciliation to Adjusted EBITDA on slide # 25.

Property of Supercom © 2013
▪ Strong Revenue Growth
 ▪ Addition of new government contracts and active local subsidiaries via eID projects in Asia, Africa & South America
 ▪ Acquisition of a deep and broad pipeline of bids in over 20 countries
▪ Powerful Complementary IP
 ▪ Broadening of product base, saving Supercom an estimated 3 years in development and ~$5M in R&D expenses
 ▪ Addition of strong IP assets & patents in the ID and e-ID sphere
▪ Elimination of active competition between Supercom and OTI
▪ Addition of highly qualified e-ID technical and marketing experts
▪ Operational Cost Synergies
HIGHLY STRATEGIC SYNERGIES
EXPECTED FROM ACQUISITION

ON TRACK INNOVATIONS LTD.
SuperCom
Secured Boundaries Expansion

Property of Supercom © 2013
2012 PRO-FORMA COMBINATION
2012 PRO-FORMA
adjusted EBITDA
$7.9m1
30%
REVENUE
$17.4m
REVENUE
$8.9m
SmartID Division
COMBINED
REVENUE
$26.3m
100%
1. Adjusted EBITDA excludes one time other expense (of $1m) in 2012 . See also full reconciliation to Adjusted EBITDA on slide # 25.
2. 2012 combined adjusted EBITDA is calculated as the sum of: OTI SmartID division’s adjusted EBITDA and
 SuperCom’s adjusted EBITDA, as presented and calculated in the reconciliation to Adjusted EBITDA on slide # 25.
TOTAL
SAVINGS OF
$5.6m
In operational
synergies
Item	Estimated Savings
COGS	$1.0m
G&A	$3.0m
S&M	$0.8m
R&D	$0.8m
2012 combined
adjusted
EBITDA
$2.4m2

Long-Term Contracts

(run between 5 and 25 years)

- Government Customers
- Full solution for smart IDs & passports
- Strong technical and R&D expertise

Property of Supercom © 2013
ELECTRONIC ID (ƩID) DIVISION
“We have a leading position and aim to grow our business in emerging countries with a strong pipeline and significant growth opportunities.”
Future Upside
Adding more contracts

SuperCom
Secured Boundaries Expansion

Passport Booklet

Deformation Pattern
Pattern UV Short / Long
Microtext
REPUBLIC OF UTOPIA
PASSPORT / PASSEPORT
Booklet sewing by UV wire
ICI- Invisible Constant Information
Rainbow Pattern
Smart Passport (Binder) Contactless chip with personal encrypted data.
Guillioche Intaglio
Watermark

Passport Personalization

REPUBLIC OF UTOPIA
PASSPORT / PASSEPORT
IPI- Invisible Personal Information
Invisible UV Personal Shadow & Text
Shadow Image (B & W)
Symbol printed with special marked UV ink. Readable with Electro-optic reader
Laser Perforated Image & Text
Encrypted 2D Barcode

register

e-Government

Property of Supercom © 2013
ƩID SOLUTIONS
Turnkey, end-to-end and
comprehensive solutions
for creation of smart IDs
and passports for various
government ID programs
Population
registries and
censuses
National eIDs
Biometric
passports and
visas
Smart driving
and vehicle
licenses
Biometric
border control
and
immigration
Voter
registration
and elections
Internal
Revenue and
Social Security
e-Government
services

11%
2010
2015
126
140
70%
67
114
National IDs
National eIDs

Property of Supercom © 2013
NATIONAL IDS & PASSPORTS
Biometric
passports
available to the
general public
Announced
future
availability of
biometric
passports
No biometric
passport
announced
BIOMETRIC PASSPORTS AVAILABILITY
BY COUNTRY
*Source: Acuity Market Intelligence
COUNTRIES WITH NATIONAL ID & BIOMETRIC/eID PROGRAMS* 2010 & 2015
(projected)
Biometric passport is only first stage
Expected to lead to
Biometric IDs, Drivers’ Licenses
& Government Services

Property of Supercom © 2013
GLOBAL MARKET SIZE FOR BIOMETRIC IDs*
US$ BILLIONS
ATTRACTIVE END MARKETS
Increased globalization
and regulation drive a
need for better ID
systems for a growing
global middle-class
SuperCom offers a full end-to-end solution
geared towards emerging markets
*Source: Frost & Sullivan, 2012

of offenders, detainees, & correction programs

Real Time Hospital

Monitoring , Tracking Livestock and Pets

Property of Supercom © 2013
GROWTH FROM RFID DIVISION
Growth Engines
Residential Monitoring
Anti-Wandering
PUBLIC SAFETY
HEALTHCARE & HOMECARE
ANIMAL INTELLIGENCE

- **Active RFID with RTLS**: *Real Time Location Solution*
- **Offers security, location and tracking services** for a wide array of vertical markets and applications
- Products optimized through proprietary board design and software deliver superior RFID technology:

Property of Supercom © 2013
LONG RANGE ACTIVE RFID & RTLS
TECHNOLOGIES & SOLUTIONS
 ▪ Highly Energy Efficient with Extended Battery Life
 ▪ Ultra Long Range
 ▪ Lower Costs
Receiving Stations
“From a component provider to a higher margin solution provider.”

ELECTRONIC MONITORING

Secondary site
Primary site
Monitoring center
Offender's house
GPS tracking

12.5x
476
6,000
2010
2018

Property of Supercom © 2013
▪ Prison overcrowding is a major global
 problem throughout the world
▪ Monitored home detention provides
 a surveillance solution for juvenile,
 pre-trial and light offenders
▪ Comparable: Attenti (bought by 3M for
 $230m in 2010)
GLOBAL MARKET SIZE FOR ELECTRONIC MONITORING
US$ MILLIONS
*Source: Incucomm, 2011
2012 estimate:
$1bn
COST OF ELECTRONIC MONITORING
PER OFFENDER PER YEAR
$1-5k
85%+ cost saving per year
COST PER INMATE PER YEAR
$30-60k
Customer Cost Savings

Property of Supercom © 2013
Real Time Hospital Tracking
▪Provides a solution to monitor equipment
▪Track and identify patients
▪ Competitor: AeroScout (bought by Black & Decker
 for $240m in 2012)
HEALTHCARE
Residential Monitoring
▪Home Care
▪Anti-Wandering

Property of Supercom © 2013
ANIMAL INTELLIGENCE
▪ SmartCow TM   System
 ✓ Collect, analyze and detect critical heat & health issues
 ✓ Rumination monitoring
 ✓ Health and reproduction Intelligence
▪ PetTrack TM System
 ✓ Locate, monitor and track pets
 ✓ Low cost RFID-based radar system
▪ HerdTrack TM System
 ✓ Locate, monitor and track herds (sheep, goats…)
 ✓ Low cost RFID-based protection system
▪ LiveStock Management System
 ✓ Lifecycle monitoring of animals
 ✓ Identification and tracking

- Looking for businesses or assets that can strongly grow the revenue base using existing cost structure
- Pending acquisition of OTI's SmartID division is a part of this strategy

Property of Supercom © 2013
▪ Organic growth to be achieved by:
 ▪ Adding new Government EID contracts
 ▪ Winning RFID projects in three verticals: Public Safety, Healthcare
 & Homecare or Animal Intelligence
 ▪ Bidding on a number of projects in the EID & RFID pipeline: each contract win substantially grows the revenue base
 ▪ SuperCom has the right people with the right experience
▪ Highly Synergistic M&A
GROWTH STRATEGY
“Growth through both avenues: organic and M&A”

Property of Supercom © 2013
2012 PRO FORMA FINANCIAL
DATA
2012 PRO FORMA INCOME STATEMENT HIGHLIGHTS
US$ THOUSANDS
	Pro Forma Combined	Pro Forma Adjustments	SmartID division of OTI	SuperCom
Revenue	26,195	(136)	17,391	8,940
Gross Profit	18,052	944	9,787	7,321
Margin	69%		56%	82%
Operating Income	5,737	4,567	(836)	2,006
Margin	22%		-5%	22%
Net income(loss)	8,342	4,567	(1,042)	4,817
Margin	32%		-6%	54%
EPS	$0.88			$0.75

FY 2010
FY 2011
FY 2012
13% YoY
7,389
7,922
8,940
revenue
4,817
1,019
-1,965

*Adjusted net income excludingone-time income & expenses was $3.1 million

Property of Supercom © 2013
▪ Recurring revenue model whereby
 long term contracts providing ongoing
 income stream at high margin for many
 years
▪ Turnaround actions taken in 2010 &
 2011 yielded strong financial results
 in 2012 and 2013
▪ Strong cash flow generation
▪ Significant tax shield: NOLs of ~$50
 million providing an extended tax holiday
SUPERCOM FINANCIAL HIGHLIGHTS
FINANCIAL SUMMARY 2010-2012
US$ THOUSANDS
net
income*

Property of Supercom © 2013
	2009	2010	2011	2012	H1-13
Revenue	9,304	7,389	7,922	8,940	3,903
Gross Profit	5,939	5,332	4,616	7,321	3,362
Margin	64%	72%	58%	82%	86%
Operating Income(loss)	(1,868)	(1,048)	54	2,006	1,168
Margin	-20%	-14%	1%	22%	30%
Net income(loss)	(5,085)	(1,965)	1,019	4,817	4,127
Margin	-55%	-27%	13%	54%	106%
EPS	(3.91)	(1.36)	0.38	0.55	0.47
Non-GAAP figures:
Non-GAAP EBIT1	(1,738)	(1,444)	(83)	3,091	1,168
Non-GAAP net income(loss)2	(4,955)	(1,775)	(156)	3,111	1,126
SUPERCOM KEY FINANCIAL DATA
	2009	2010	2011	2012	H1-13
Working Capital(deficit)	(2,096)	(2,836)	(5,698)	134	3,773
Shareholders Equity(deficit)	(6,721)	(7,871)	(5,601)	711	4,838
INCOME STATEMENT HIGHLIGHTS
US$ THOUSANDS, EXLCUDING THE SMARTID DIVISION
BALANCE SHEET HIGHLIGHTS
US$ THOUSANDS
Most recent
results reported
1. Non-GAAP EBIT excludes the effect of non-recurring other expenses (income).
2. Non-GAAP Net Income excludes the effects of non-recurring other expenses (income), financial expenses (income) relating to the extinguishment of convertible notes & tax benefit related to the update of deferred tax asset.
New management
team from 2011

Property of Supercom © 2013
Security	As of November 30, 2013	Pro Forma Post Offering	% Fully Diluted
Common Shares	9,332,548	9,332,548	71.5%
Offering Shares (estimated)		3,000,000	23.0%
Basic Shares Outstanding	9,332,548	12,332,548	94.5%

Outstanding Warrants1	501,442	501,442	3.8%
Outstanding Options2	219,731	219,731	1.7%
Fully Diluted Shares Outstanding	10,053,721	13,053,721	100%
CAPITALIZATION TABLE
1.Outstanding warrants are at an average exercise price of $0.07
2.Outstanding options at an average exercise price of $2.75

Property of Supercom © 2013
	SuperCom	SmartID division of OTI	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	4.8	(1.0)	4.5	8.3
Income tax	(1.0)	0.1		(0.9)
Financial expenses	(1.8)	0.1		(1.7)
Amortization		0.1	1.0	1.1
Other expenses	1.1			1.1
Adjusted EBITDA	3.1	(0.7)	5.5	7.9
ADJUSTED EBITDA RECONCILIATION
2012 PRO FORMA ADJUSTED EBITDA RECONCILIATION
US$ IN MILLIONS
The above table reconciles US GAAP Net Income to Adjusted EBITDA.
Adjusted EBITDA represents earnings before income tax, financial expenses, depreciation and amortization, and other expenses. SuperCom believes that adjusted EBITDA should be considered in evaluating the company's operations since it provides a clearer indication of SuperCom's operating results. This measure should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for the US GAAP results.

Historical		Combined		
	Supercom	SmartID division of OTI	Pro Forma Adjustments	References	Pro Forma Combined
Revenues	8,940	17,391	(136)	a	26,195
Cost of revenues	1,619	7,604	(1,080)	a,b	8,143
Gross profit	7,321	9,787	944		18,052
Operating expenses:					
Research and development	313	2,774	(851)	b	2,236
Selling and marketing	3,060	4,196	(752)	b	6,504
General and administrative	857	3,541	(3,020)	b	1,378
Amortization of intangible assets		112	1,000	c	1,112
Other expenses	1,085				1,085
Total operating expenses	5,315	10,623	(3,623)		12,315
Operating income	2,006	(836)	4,567		5,737
Financial income (expenses), net	1,805	(113)			1,692
Income before income tax	3,811	(949)	4,567		7,429
Income tax benefit (expenses)	1,006	(93)			913
Net income (loss)	4,817	(1,042)	4,567		8,342
Net earnings per share:					
Basic	$0.75			d	$0.88
Diluted	$0.59			d	$0.75
Weighted average number of ordinary shares used in computing basic earnings per share	6,464,808			d	9,464,808
Weighted average number of ordinary shares used in computing diluted earnings per share	8,156,339			d	11,156,339

Property of Supercom © 2013
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Property of Supercom © 2013
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012
The pro forma adjustments included in the unaudited pro forma consolidated statement of operations are as follows:
(a) The pro forma adjustments made to the historical revenues reported for the year ended December 31, 2012, was made to eliminate the revenues generated by sales made by OTI’s SmartID Division to SuperCom (such payments are considered to be inter-company transactions). All expenses recorded by SuperCom in respect of these amounts were eliminated as well.
(b) To eliminate expenses, including overhead expenses, charged to OTI’s SmartID Division by other divisions of OTI, in order to give effect to the discontinued relations between OTI’s SmartID Division and the other divisions of OTI.
(c) To reflect additional depreciation and amortization of fixed and intangible assets of OTI’s SmartID Division based on their provisionally assigned fair value and according to their expected useful lives.
(d) The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2012 are based on the basic and diluted weighted average number of ordinary shares of our company outstanding during the respective period, adjusted to give effect to the impact of the shares to be issued in the contemplated offering, as if the issuance occurred on January 1, 2012.

Property of Supercom © 2013
▪ Successful turnaround with significant upside potential
▪ Attractive profit margins: gross margin > 80%, operating margin > 25%
▪ Positive, growing free cash flow
 ▪ Minimal capex requirements, $50M NOL tax shield
▪ Highly synergistic upcoming acquisition of OTI’s SmartID Division
▪ Pro-Forma 2012 revenues of $26.2m1 & net income of $8.3m1
▪ Stable, sticky long-term contracts combined with growth engine
 ▪ Government contracts with high switching costs
▪ Leading technology in e-ID and RFID (e-tracking, e-Monitoring)
 ▪ Proprietary IP, including 7 patents in the post-acquisition business
▪ Management incentives aligned with shareholders
INVESTMENT HIGHLIGHTS
1. Pro-forma financials includes the results of Supercom and the assumed merged of OTI SmartID division.
 See also pro-forma statement of operations on slide # 26.

Property of Supercom © 2013
▪ Investor Presentation
THANK YOU!

Property of Supercom © 2013
On December 9, 2013, Supercom filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This
Registration Statement can be accessed through the following link:
http://www.sec.gov/cgi-bin/browse-edgar?company=supercom&owner=exclude&action=getcompany.
 Before you invest, you should read the Preliminary Prospectus in that
Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.